Exhibit 99.1

News Release

PartnerRe Ltd. Reports First Quarter 2020 Results

▪
Net loss attributable to common shareholder of $433 million for the quarter, driven by $610 million of unrealized losses on investments. Since the quarter-end, the Company's investment portfolio significantly recovered.

▪
Non-life combined ratio of 103.8% during the quarter, driven by P&C combined ratio of 94.3% and Specialty combined ratio of 121.1%. Life and Health profitability, including underwriting result and allocated net investment income, of $18 million for the quarter.

▪	Strong solvency and liquidity at the end of the first quarter, with a solvency ratio estimated in excess of 250% and cash and cash equivalents of $1.9 billion.

PEMBROKE, Bermuda, May 7, 2020 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to common shareholder of $433 million for the first quarter of 2020, which included net realized and unrealized investment losses of $27 million on fixed maturities and short-term investments and $130 million of net foreign exchange gains. This compared to a net income available to common shareholder of $497 million in the first quarter of 2019, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $280 million and $25 million of net foreign exchange losses.
The Company incurred $18 million of pre-tax losses from event cancellation claims associated with COVID-19 in the first quarter of 2020. PartnerRe is exposed to COVID-19 related claims across its Non-life and Life & Health segments, and the COVID-19 related losses recorded during the first quarter reflect estimates on claims incurred as of March 31, 2020. The COVID-19 crisis and its potential recessionary impacts is an ongoing event, and it is too early to quantify the full extent of its impact.
The Company is also exposed to investment risk and the first quarter results reflect $610 million of unrealized investment losses driven by the economic impacts of widening credit spreads and declines in equity markets. The Company's solvency and liquidity remained strong at the end of the first quarter of 2020, with a solvency ratio estimated in excess of 250% and cash and cash equivalents of $1.9 billion.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

PartnerRe President and Chief Executive Officer Emmanuel Clarke commented, “The COVID-19 pandemic is a test for our industry and a reminder of the potential severity of systemic events, and the value of strong reinsurance partnerships. Our priorities in responding to the rapidly expanding COVID-19 pandemic through the first quarter have been the safety of our staff and the continuous, seamless servicing of all our business partners. I have been impressed by the speed and agility with which the PartnerRe organization worldwide has adapted to a full work from home mode, while maintaining highly responsive interaction with our business partners.”
Mr. Clarke continued: “In our first quarter, we delivered positive underwriting results in our P&C and Life & Health segments, which was offset by loss activity in our Specialty segment. I am confident that the actions we have taken throughout last year to improve our portfolio performance, combined with strong underlying rate increases in the loss affected classes, will start to show a positive impact. We continue to execute on our growth strategy for Life & Health to maintain a well-diversified and profitable book of business.”
Mr. Clarke added: “With the strength of our balance sheet and our high quality investment portfolio, we have the resilience to weather this pandemic and changed economic cycle, and we are well-positioned for the hardening of reinsurance pricing.”
Highlights for the first quarter of 2020 compared to the first quarter of 2019 are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪
Non-life net premiums written for the first quarter of 2020 decreased 6% compared to the first quarter of 2019, driven by a 7% decrease in the P&C segment, offset by a 1% increase in the Specialty segment, reflecting the Company's focus on portfolio optimization during the January 1, 2020 renewals.

▪	Non-life net premiums earned for the first quarter of 2020 increased by 14% compared to the first quarter of 2019, driven by premiums earned on prior underwriting years.

▪	The Non-life underwriting loss was $46 million (combined ratio of 103.8%) for the first quarter of 2020 compared to a profit of $24 million (combined ratio of 97.7%) for the first quarter of 2019.

▪
The P&C segment reported a combined ratio of 94.3% for the first quarter of 2020 compared to 87.7% for the first quarter of 2019. The P&C combined ratio for the first quarter of 2020 included $26 million (3.4 points) of favorable prior year reserve development, compared to $49 million (7.3 points) for the first quarter of 2019.

▪
The Specialty segment reported a combined ratio of 121.1% for the first quarter of 2020 compared to 116.0% for the first quarter of 2019, with both periods adversely impacted by prior year reserve development of $95 million (22.4 points) and $38 million (10.4 points), respectively. Prior year reserve development for the first quarter of 2020 was largely exposure driven by premium increases, as well as experience driven by a mid-sized loss from a 2019 event in the property line of business. The impact of higher adverse prior year development was partially offset by an improvement in the current accident year loss ratio compared to the same period of 2019. The first quarter of 2020 included a loss of $18 million (4.2 points) on two event cancellations related to COVID-19, compared to the first quarter of 2019 which included a loss of $27 million (7.3 points) in the aviation line of business.

Life and Health:

▪	Net premiums written were up 7% and net premiums earned were up 10% for the first quarter 2020, compared to the first quarter of 2019.

▪
Allocated underwriting result was a profit of $18 million in the first quarter of 2020, compared to a profit of $30 million in the first quarter 2019. The decrease was primarily driven by a $23 million adverse impact in the guaranteed minimum death benefits (GMDB) line of business following declines in equity markets during the first quarter of 2020, partially offset by the favorable impact of certain portfolio recaptures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

Investments:

▪
Net investment return in the first quarter of 2020 was a loss of $503 million, or (2.9)%, and included net realized and unrealized investment losses of $602 million and losses from equity method investments of $4 million, which were partially offset by net investment income of $103 million. This compares to a net investment return of $600 million, or 3.6%, for the first quarter of 2019, which included net investment income of $110 million, net realized and unrealized investment gains of $469 million and interest in earnings of equity method investments of $21 million. The majority of the Company's investments, including all fixed maturities, are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.

▪
Net investment income was down $7 million, or 6%, for the first quarter of 2020, compared to the same period of 2019, driven by higher investment expenses, partially offset by higher gross investment income from decisions in 2019 to re-balance certain assets into higher yield per duration unit strategies.

▪
Net realized and unrealized investment losses of $602 million for the first quarter of 2020 included net realized and unrealized investment losses of $27 million on fixed maturities and short-term investments, net realized and unrealized investment losses of $362 million on equities, and net realized and unrealized investment losses of $213 million on other invested assets. Losses on fixed maturities and short-term investments were driven by the impact of increases in worldwide credit spreads, partially offset by decreases in world-wide risk-free rates, while losses on equities were primarily unrealized and were driven by losses in public equity funds due to decreases in world-wide equity markets. Losses on other invested assets were also primarily unrealized and were driven by unrealized losses on U.S. and European bank loans of $168 million during the quarter, which resulted from significant widening of U.S. and European non-investment grade credit spreads. In comparison, net realized and unrealized investment gains were $469 million in the first quarter of 2019, which included net realized and unrealized investment gains of $280 million on fixed maturities and short-term investments, due to decreases in world-wide risk free rates and credit spreads, and $189 million of net realized and unrealized investment gains on equities and other invested assets, primarily due gains in public equity funds.

▪
Losses from equity method investments was $4 million in the first quarter of 2020, primarily driven by losses on certain real estate and private equity investments. This compared to earnings of $21 million for the same period of 2019.

▪	As of March 31, 2020, reinvestment rates were 2.4% compared to the Company's fixed income investment portfolio yield of 3.1% for the first quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

▪
During the month of April 2020, the Company recorded net unrealized gains of approximately $150 million in its fixed maturities and short-term investments portfolios. The Company also recorded approximately $145 million of unrealized gains in public EXOR funds, recorded within Equities, and approximately $65 million of unrealized gains in the U.S. bank loan portfolio, recorded within Other invested assets.

Other Income Statement Items:

▪
Expense ratio of 5.5% for the first quarter of 2020 (Other expenses of $86 million) was down 0.9 percentage points compared to expense ratio of 6.4% (Other expenses of $89 million) for the same period of 2019, with the decrease primarily driven by non-recurring employment related expenses incurred during the first quarter of 2019, partially offset by an increase in Life and Health expenses compared to prior year to support the organic growth of the business.

▪
Net foreign exchange gains were $130 million for the first quarter of 2020, driven primarily by the appreciation of the U.S. dollar against the British pound and Canadian dollar, partially offset by the cost of hedging, compared to losses of $25 million for the first quarter of 2019, driven by the depreciation of the U.S. dollar against these same currencies. The impact of foreign exchange in the income statement was offset by changes in the foreign currency translation adjustment, which decreased by $114 million and increased by $45 million in the first quarters of 2020 and 2019, respectively.

▪
Interest expense was $8 million for the first quarter of 2020, compared to $11 million for the same period of 2019. During the second quarter of 2019, the Company issued $500 million 3.70% Senior Notes due 2029 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019. These transactions resulted in the lower interest expense compared to the first quarter of 2019.

▪	Preferred dividends of $12 million for the first quarter of 2020 were comparable to the same period of 2019.

▪
Income tax benefit was $45 million on pre-tax losses of $467 million in the first quarter of 2020 compared to a tax expense of $45 million on pre-tax income of $554 million for the same period of 2019. These amounts were largely driven by the geographical distribution of pre-tax profits and losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

Balance Sheet, Capitalization and Cash Flows:

▪
Total investments and cash and cash equivalents were $16.9 billion at March 31, 2020, down 5.1% compared to December 31, 2019. The decrease to March 31, 2020 was primarily driven by the net investment return, which was a loss of $503 million for the first quarter of 2020, and the increase in receivables for securities sold to $349 million at March 31, 2020 from $31 million at December 31, 2019.

▪
Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $12.9 billion at March 31, 2020, representing 77% of the total investments and cash and cash equivalents.

▪
The average credit rating of the fixed income portfolio was AA as of March 31, 2020. The expected average duration of the public fixed income portfolio at March 31, 2020 was 2.1 years, while the average duration of the Company’s liabilities was 4.5 years.

▪
There were no dividends declared and paid to common shareholders in the first quarter of 2020, compared to $80 million over the same period in 2019. In April 2020, the Company declared and paid a dividend to common shareholders of $50 million.

▪
Common shareholder's equity (or book value) of $6.0 billion and tangible book value of $5.4 billion at March 31, 2020 decreased by 8.6% and 9.3%, respectively, compared to December 31, 2019, primarily due to the net loss attributable to common shareholder for the first quarter of 2020 and the foreign currency translation adjustment.

▪
Total capital was $8.1 billion at March 31, 2020, down 6.6% compared to December 31, 2019, primarily due to the decrease in common shareholder's equity during the first quarter of 2020 and, to a lesser extent, the decrease in Euro debt from foreign exchange movements.

▪
Cash provided by operating activities was $237 million for the first quarter of 2020, compared to $92 million for the first quarter of 2019. The increase for the first quarter of 2020 over the same period in 2019 was primarily driven by increases in cash flow from underwriting operations.

_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At March 31, 2020, total assets were $24.6 billion, total capital was $8.1 billion and total shareholders’ equity was $6.7 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2020	March 31, 2019
Revenues
Gross premiums written	$2,041,426	$2,117,274
Net premiums written	$1,878,815	$1,943,807
Increase in unearned premiums	(312,757)	(558,174)
Net premiums earned	1,566,058	1,385,633
Net investment income	103,409	109,708
Net realized and unrealized investment (losses) gains	(601,788)	468,778
Other income	4,470	3,911
Total revenues	1,072,149	1,968,030
Expenses
Losses and loss expenses	1,233,055	991,783
Acquisition costs	334,538	316,208
Other expenses	85,712	89,193
Interest expense	8,245	10,761
Amortization of intangible assets	2,514	2,861
Net foreign exchange (gains) losses	(129,624)	25,052
Total expenses	1,534,440	1,435,858
(Loss) income before taxes and interest in (losses) earnings of equity method investments	(462,291)	532,172
Income tax (benefit) expense	(44,782)	44,988
Interest in (losses) earnings of equity method investments	(4,277)	21,352
Net (loss) income	(421,786)	508,536
Preferred dividends	11,604	11,604
Net (loss) income attributable to common shareholder	$(433,390)	$496,932
Comprehensive (loss) income
Net (loss) income	$(421,786)	$508,536
Change in currency translation adjustment	(114,372)	44,530
Change in net unrealized gains or losses on investments, net of tax	(71)	(1,236)
Change in unfunded pension obligation, net of tax	(229)	81
Comprehensive (loss) income	$(536,458)	$551,911
(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	March 31, 2020	December 31, 2019
Assets
Investments:
Fixed maturities, at fair value	$10,731,538	$10,680,714
Short-term investments, at fair value	672,788	1,003,421
Equities, at fair value	930,892	1,295,164
Investments in real estate	67,879	71,834
Other invested assets	2,606,734	3,266,009
Total investments	15,009,831	16,317,142
Cash and cash equivalents	1,876,101	1,484,463
Accrued investment income	108,045	109,673
Reinsurance balances receivable	3,554,703	3,400,070
Reinsurance recoverable on paid and unpaid losses	866,457	889,021
Prepaid reinsurance premiums	145,481	80,942
Funds held by reinsured companies	773,388	815,167
Deferred acquisition costs	895,066	874,608
Deposit assets	153,146	168,067
Net tax assets	203,583	179,813
Goodwill	456,380	456,380
Intangible assets	115,023	117,538
Other assets (1)	472,209	169,521
Total assets	$24,629,413	$25,062,405
Liabilities
Non-life reserves	$10,366,263	$10,363,383
Life and health reserves	2,302,155	2,417,044
Unearned premiums	2,769,025	2,433,860
Other reinsurance balances payable	567,664	521,338
Deposit liabilities	6,682	5,507
Net tax liabilities	128,252	135,966
Accounts payable, accrued expenses and other	393,671	517,084
Debt related to senior notes	1,317,810	1,327,965
Debt related to capital efficient notes	70,089	70,089
Total liabilities	17,921,611	17,792,236
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(190,597)	(75,925)
Retained earnings	4,473,700	4,921,395
Total shareholders’ equity	6,707,802	7,270,169
Total liabilities and shareholders’ equity	$24,629,413	$25,062,405
(1) Includes receivables for securities sold of $349 million and $31 million at March 31, 2020 and December 31, 2019, respectively.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2020	March 31, 2019
Net cash provided by operating activities	$237,000	$91,752
Net cash provided by (used in) investing activities	170,974	(198,984)
Net cash used in financing activities	(10,687)	(90,784)
Effect of foreign exchange rate changes on cash	(5,649)	(2,253)
Increase (decrease) in cash and cash equivalents	391,638	(200,269)
Cash and cash equivalents - beginning of period	1,484,463	877,907
Cash and cash equivalents - end of period	$1,876,101	$677,638

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended March 31, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,137	$523	$1,660	$381	$—	$2,041
Net premiums written	$1,030	$476	$1,506	$373	$—	$1,879
(Increase) decrease in unearned premiums	(265)	(51)	(316)	3	—	(313)
Net premiums earned	$765	$425	$1,190	$376	$—	$1,566
Losses and loss expenses	(511)	(389)	(900)	(333)	—	(1,233)
Acquisition costs	(192)	(120)	(312)	(23)	—	(335)
Technical result	$62	$(84)	$(22)	$20	$—	$(2)
Other (loss) income	—	—	—	(1)	6	5
Other expenses	(18)	(6)	(24)	(17)	(45)	(86)
Underwriting result	$44	$(90)	$(46)	$2	n/a	$(83)
Net investment income				16	87	103
Allocated underwriting result				$18	n/a	n/a
Net realized and unrealized investment losses					(602)	(602)
Interest expense					(8)	(8)
Amortization of intangible assets					(3)	(3)
Net foreign exchange gains					130	130
Income tax benefit					45	45
Interest in losses of equity method investments					(4)	(4)
Net loss					n/a	$(422)
Loss ratio (1)	66.8%	91.5%	75.6%
Acquisition ratio (2)	25.1	28.2	26.2
Technical ratio (3)	91.9%	119.7%	101.8%
Other expense ratio (4)	2.4	1.4	2.0
Combined ratio (5)	94.3%	121.1%	103.8%

	For the three months ended March 31, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,250	$508	$1,758	$359	$—	$2,117
Net premiums written	$1,113	$481	$1,594	$350	$—	$1,944
Increase in unearned premiums	(438)	(112)	(550)	(8)	—	(558)
Net premiums earned	$675	$369	$1,044	$342	$—	$1,386
Losses and loss expenses	(399)	(313)	(712)	(280)	—	(992)
Acquisition costs	(173)	(107)	(280)	(36)	—	(316)
Technical result	$103	$(51)	$52	$26	$—	$78
Other income	—	—	—	3	1	4
Other expenses	(20)	(8)	(28)	(15)	(46)	(89)
Underwriting result	$83	$(59)	$24	$14	n/a	$(7)
Net investment income				16	94	110
Allocated underwriting result				$30	n/a	n/a
Net realized and unrealized investment gains					469	469
Interest expense					(11)	(11)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(25)	(25)
Income tax expense					(45)	(45)
Interest in earnings of equity method investments					21	21
Net income					n/a	$509
Loss ratio (1)	59.1%	84.8%	68.2%
Acquisition ratio (2)	25.6	29.0	26.8
Technical ratio (3)	84.7%	113.8%	95.0%
Other expense ratio (4)	3.0	2.2	2.7
Combined ratio (5)	87.7%	116.0%	97.7%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	March 31, 2020		December 31, 2019
Investments:
Fixed maturities
U.S. government	$1,146,450	8%	$877,196	6%
U.S. government sponsored enterprises	792,173	5	544,520	3
U.S. states, territories and municipalities	149,656	1	157,234	1
Non-U.S. sovereign government, supranational and government related	2,609,597	17	3,255,154	20
Corporate bonds	2,602,301	17	2,662,089	16
Mortgage/asset-backed securities	3,431,361	23	3,184,521	20
Total fixed maturities	10,731,538	71	10,680,714	66
Short-term investments	672,788	5	1,003,421	6
Equities	930,892	6	1,295,164	8
Investments in real estate	67,879	1	71,834	—
Other invested assets (1)	2,606,734	17	3,266,009	20
Total investments	$15,009,831	100%	$16,317,142	100%
Cash and cash equivalents	1,876,101		1,484,463
Total investments and cash and cash equivalents	16,885,932		17,801,605
Maturity distribution:
One year or less	$1,410,156	12%	$1,673,912	14%
More than one year through five years	3,437,535	30	3,276,078	29
More than five years through ten years	2,483,786	22	2,939,624	25
More than ten years	641,488	6	610,000	5
Subtotal	7,972,965	70	8,499,614	73
Mortgage/asset-backed securities	3,431,361	30	3,184,521	27
Total fixed maturities and short-term investments	$11,404,326	100%	$11,684,135	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$2,425,389	21%	$2,986,519	26%
AA	6,258,273	55	5,739,019	49
A	1,487,589	13	1,706,119	14
BBB	882,484	8	931,082	8
Below Investment Grade/Unrated	350,591	3	321,396	3
	$11,404,326	100%	$11,684,135	100%
Expected average duration		2.1	Yrs	2.7	Yrs
Average yield to maturity at market		2.4%		2.8%
Average credit quality		AA		AA
(1) Other invested assets at March 31, 2020 and December 31, 2019 include $0.9 billion and $1.4 billion, respectively, of U.S. bank loans managed under an externally managed mandate, with sales of U.S. bank loans during the first quarter of 2020 of $0.4 billion. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at March 31, 2020 was B+ with the single largest issuer being 2.7% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

March 31, 2020
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage of Invested Assets and Cash	Largest single issuer as a percentage of Invested Assets and Cash
Distribution by sector - Corporate bonds
Financial	$1,220,154	47.0%	7.2%	0.5%
Consumer cyclical	253,238	9.7	1.5	0.5
Energy	219,548	8.4	1.3	0.2
Insurance	217,031	8.3	1.3	0.5
Consumer non-cyclical	167,997	6.5	1.0	0.2
Utilities	136,495	5.2	0.8	0.2
Industrial	125,553	4.8	0.7	0.2
Real estate and real estate investment trusts	105,635	4.1	0.6	0.2
Communications	78,419	3.0	0.5	0.1
Technology	31,666	1.2	0.2	0.1
Basic materials	28,762	1.1	0.2	0.1
Longevity and mortality bonds	17,630	0.7	0.1	0.1
Other	173	—	—	—
Total Corporate bonds	$2,602,301	100.0%	15.4%
Finance sector - Corporate bonds
Banks	$793,164	30.5%	4.7%
Investment banking and brokerage	232,990	9.0	1.4
Other	194,000	7.5	1.1
Total finance sector - Corporate bonds	$1,220,154	47.0%	7.2%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$123,661	$390,562	$248,041	$30,900	$793,164
Investment banking and brokerage	—	1,492	61,533	169,964	1	232,990
Other	1,074	49,809	95,947	41,958	5,212	194,000
Total finance sector - Corporate bonds	$1,074	$174,962	$548,042	$459,963	$36,113	$1,220,154
% of total	0.1%	14.3%	44.9%	37.7%	3.0%	100.0%

Concentration of investment risk - The top 10 Corporate bond issuers account for 29.7% of the Company’s total corporate bonds. The single largest issuer accounts for 3.5% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment (Losses) Gains
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2020	March 31, 2019
Fixed maturities	$78,677	$104,326
Short-term investments and cash and cash equivalents	6,357	4,450
Equities, investments in real estate, funds held and other	39,591	9,597
Investment expenses	(21,216)	(8,665)
Net investment income	$103,409	$109,708
Net realized investment gains on fixed maturities and short-term investments	$16,458	$22,917
Net realized investment (losses) gains on equities	(1,438)	3,668
Net realized investment (losses) gains on other invested assets	(6,525)	1,751
Net realized investment gains	$8,495	$28,336
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(43,099)	$257,019
Change in net unrealized investment (losses) gains on equities	(360,579)	159,474
Change in net unrealized investment (losses) gains on other invested assets	(208,280)	24,280
Net other realized and unrealized investment gains (losses)	1,675	(331)
Change in net unrealized investment (losses) gains	$(610,283)	$440,442
Net realized and unrealized investment (losses) gains	$(601,788)	$468,778

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2020	March 31, 2019
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$10,363,383	$9,895,376
Reinsurance recoverable at beginning of period	(754,795)	(850,946)
Net liability at beginning of period	9,608,588	9,044,430
Net incurred losses related to:
Current year	831,219	723,113
Prior years	69,026	(10,670)
	900,245	712,443
Net losses paid	(715,687)	(748,240)
Effects of foreign exchange rate changes and other	(144,537)	591
Net liability at end of period	9,648,609	9,009,224
Reinsurance recoverable at end of period	717,654	783,048
Gross liability at end of period	$10,366,263	$9,792,272
Breakdown of gross liability at end of period:
Case reserves	$4,254,430	$4,230,139
Additional case reserves	172,029	154,118
Incurred but not reported reserves	5,939,804	5,408,015
Gross liability at end of period	$10,366,263	$9,792,272
Gross liability at end of period by Non-life segment:
P&C	7,192,411	6,960,321
Specialty	3,173,852	2,831,951
Gross liability at end of period	$10,366,263	$9,792,272
Unrecognized time value of non-life reserves (1)	$136,515	$543,731
(1) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2020	March 31, 2019
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,417,044	$2,198,080
Reinsurance recoverable at beginning of period	(16,183)	(11,829)
Net liability at beginning of period	2,400,861	2,186,251
Net incurred losses	332,810	279,340
Net losses paid	(302,268)	(232,998)
Effects of foreign exchange rate changes and other	(146,683)	14,809
Net liability at end of period	2,284,720	2,247,402
Reinsurance recoverable at end of period	17,435	11,732
Gross liability at end of period	$2,302,155	$2,259,134
Life value in force (1)	$206,900	$321,300
(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		March 31, 2020
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$850
U.S. Southeast	Hurricane	846
U.S. Gulf Coast	Hurricane	799
Caribbean	Hurricane	235
Europe	Windstorm	475
Japan	Typhoon	348
California	Earthquake	788	$1,141
Japan	Earthquake	518	577
Australia	Earthquake	320	443
New Zealand	Earthquake	286	434
British Columbia	Earthquake	158	339
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.
For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2020		March 31, 2019
	$	ROE (1)	$	ROE (1)
Net (loss) income attributable to common shareholder	(433,390)	(27.6)%	496,932	32.9%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended
Calculation of average common shareholder's equity	March 31, 2020	March 31, 2019
Beginning of period common shareholder's equity	$6,565,942	$5,812,287
End of period common shareholder's equity	$6,003,575	$6,272,935
Average common shareholder's equity	$6,284,759	$6,042,611

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	March 31, 2020	December 31, 2019
Tangible book value:
Total shareholders' equity	$6,707,802	$7,270,169
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder's equity or book value	6,003,575	6,565,942
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	103,220	109,217
Tangible book value	$5,443,975	$6,000,345

Capital structure:
Senior notes (2)	$1,317,810	$1,327,965
Capital efficient notes (3)	62,484	62,484
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,003,575	6,565,942
Total capital	$8,088,096	$8,660,618
(1) The intangible assets are presented in the table above net of tax of $12 million and $8 million at March 31, 2020 and December 31, 2019, respectively.
(2) The decrease in senior notes primarily relates to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $62 million does not appear in the debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.